UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2017

NEXTSOURCE MATERIALS INC.
(Exact Name of Registrant as Specified in Its Charter)

Minnesota	000-51151	20-0803515
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1001-145 Wellington Street West, Toronto, Ontario, Canada M5J 1H8
(Address of principal executive offices) (Zip Code)

(416) 364-4911
(Registrant's Telephone Number, Including Area Code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[  ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[  ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company [  ]

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

Item 5.07      Submission of Matters to a Vote of Security Holders.

NextSource Materials Inc. (the “Company”) held its annual and special meeting of stockholders (the “Meeting”) on December 5, 2017.

As of the October 6, 2017, the record date for the Meeting, there were 460,995,711 common shares of the Company outstanding and entitled to vote at the Meeting. Of this amount, there were 313,662,602 common shares represented in person or by proxy at the Meeting.

At the Meeting, the Company’s stockholders voted on, and approved, each of the following proposals, each of which is described in detail in the Company’s proxy statement/prospectus included in the Company’s registration statement on Form S-4 (No. 333-220899) declared effective by the United States Securities and Exchange Commission on November 1, 2017:

  The election of six nominees, namely John Sanderson, Craig Scherba, Quentin Yarie, Robin Borley, Dean Comand and Dalton Larson to the board of directors of the Company (the “Board”), each to hold their office until the next annual meeting of stockholders or until their successors have been duly elected and qualified or until the earlier of their resignation, removal or death (the “Election of Directors Proposal”);

  The appointment of MNP LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2018 and authorization of the Board to fix their remuneration (the “Appointment of MNP LLP Proposal”);

  The approval of an amendment to the Company’s articles of incorporation or articles of continuance, as applicable, to be completed at the Board’s sole discretion, to effect a share consolidation (reverse stock split) of the Company’s outstanding common shares in a ratio of between one-for-five and one-for-ten, at any time prior to the one year anniversary of the Meeting, without further stockholder approval (the “Share Consolidation Proposal”);

  Approval of (i) the redomicile of the Company from the State of Minnesota to Canada (the “Redomicile”); (ii) a plan of conversion relating to the Redomicile; (iii) the filing of articles of conversion under the Minnesota Business Corporation Act and proposed articles of continuance of the Company under the Canada Business Corporations Act; (iv) [the replacement of the Company’s articles of incorporation with proposed articles of continuance in connection with, and subject to the effectiveness of, the Redomicile]; and (v) the adoption of new bylaws of the Company to replace the Company’s existing bylaws in connection with, and subject to the effectiveness of, the Redomicile (the “Redomicile Proposal”); and

  The approval, by a non-binding advisory vote, of the Company’s executive compensation (the “Advisory Vote on Executive Compensation Proposal”).

1.	Election of Directors Proposal. With respect to the Election of Directors Proposal, the six nominees were elected by the votes set forth in the table below. Additionally, the number of votes in favor of each nominee represented more than a majority of the shares voted and withheld at the Meeting, thus, satisfying the requirements of our majority voting policy.

Name	Shares Voted For	Shares Withheld	Broker Non-Votes
John Sanderson	273,300,020	6,450,990	33,911,592
Craig Scherba	278,271,353	1,479,657	33,911,592
Quentin Yarie	255,571,778	24,179,232	33,911,592
Robin Borley	278,274,853	1,476,157	33,911,592
Dean Comand	278,307,353	1,443,657	33,911,592
Dalton Larson	274,846,520	4,904,490	33,911,592

2.	Appointment of MNP LLP Proposal. The voting results for the Appointment of MNP LLP Proposal were as follows:

Shares Voted For	Shares Voted Against	Abstain	Broker Non-Votes
311,246,494	2,416,106	-	-

3.	Share Consolidation Proposal. The voting results for the Share Consolidation Proposal were as follows:

Shares Voted For	Shares Voted Against	Abstain	Broker Non-Votes
297,835,049	15,827,550	-	3

4.	Redomicile Proposal. The voting results for the Redomicile Proposal were as follows:

Shares Voted For	Shares Voted Against	Abstain	Broker Non-Votes
253,524,856	60,137,746	-	33,911,592

5.	Advisory Vote on Executive Compensation Proposal. The voting results for the Advisory Vote on Executive Compensation Proposal were as follows:

Shares Voted For	Shares Voted Against	Abstain	Broker Non-Votes
272,155,682	7,595,328	-	33,911,592

Item 8.01      Other Events.

On December 5, 2017, the Company issued a press release announcing, among other things, the results of the Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01      Financial Statements and Exhibits.

(d) List of Exhibits

Exhibit	Description
99.1	Press Release dated December 5, 2017

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXTSOURCE MATERIALS INC.

Date: December 5, 2017	By:	/s/ Marc Johnson
Marc Johnson
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated December 5, 2017